Valneva Strengthens Financial Position by Refinancing Debt with Pharmakon Advisors and Provides Business Updates

•New debt facility extends repayment from Q1 2026 to Q4 2030, lowers interest rate and provides access to additional capital for future business development
•Company adjusts 2025 financial guidance and provides key business updates

Saint-Herblain (France), October 6, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that it has entered into a debt facility for up to $500 million in non-dilutive financing with funds managed by Pharmakon Advisors, LP. An initial tranche of $215 million will be used to repay in full the Company’s existing debt facility with Deerfield Management Company and OrbiMed, inclusive of associated fees and expenses. The remaining up to $285 million may be drawn in the future for potential business development subject to mutual agreement between the parties. The Agreement was executed today and the initial tranche is expected to be funded in the coming weeks.

Highlights of the new facility include:

•Lowered cost of capital: Improved financial terms, including more favorable fixed interest rate and lower prepayment and exit fees compared to previous debt facility

•Improved structure and flexibility: Converted from an amortizing structure to a more capital efficient bullet maturity after five years, with no financial covenants

•Access to non-dilutive growth capital: Additional tranche(s) may be drawn for purposes of future value creation through business development

This new facility significantly enhances Valneva’s financial flexibility, as the Company will no longer be required to begin making amortization payments in 2026. This results in substantial cost savings over the coming years, ahead of anticipated revenues from Valneva’s Lyme disease vaccine candidate, VLA15, subject to potential approval in 2027.
Peter Bühler, Chief Financial Officer of Valneva, said, “We are pleased to partner once again with Pharmakon at this potentially transformative time in the company’s history. As we look toward potential commercialization of VLA15 by Pfizer, optimizing our debt structure enables us to focus our resources on cultivating future value in the Company by advancing a leading vaccine pipeline. We are grateful to Deerfield and OrbiMed for their invaluable support of Valneva over the past years.”
Pedro Gonzalez de Cosio, Chief Executive Officer of Pharmakon Advisors, LP., said, “We are proud to continue our partnership with Valneva. This transaction reflects our great confidence in Valneva’s products, strategy, management team, and execution capabilities. At Pharmakon, we remain committed to supporting high-quality life sciences companies with tailored capital solutions.”

Business Updates

Valneva Financial outlook for fiscal year 2025:
Following the United States Food and Drug Administration (FDA) decision to suspend the product license for IXCHIQ®, and given the ongoing uncertainty as the Company awaits further information from the FDA, Valneva hereby revises its 2025 financial guidance as follows:
•Product sales now expected between €155-170 million (previously €170-180 million), depending on the timing of shipments of drug substance to commercial partners in low- and middle-income countries (LMICs); the commercial business is still expected to be cash flow positive
•Total revenues now expected to reach €165-180 million (previously €180-190 million)
•Total R&D investments reduced to between €80-90 million (previously €90-100 million), partially offset by grant funding and anticipated R&D tax credits

Additionally, Valneva reconfirms that the Phase 3 clinical trial of its Lyme disease vaccine candidate remains on track. Pfizer continues to aim to submit a Biologics License Application (BLA) to the U.S. FDA and a Marketing Authorization Application (MAA) to European Medicines Agency in 2026, subject to positive Phase 3 data. Participants in the VALOR trial will be monitored for the occurrence of Lyme disease cases until the end of 2025. Valneva expects VALOR trial outcomes to be announced in the first half of 2026, followed by regulatory submissions as planned. Pending approval, Valneva expects Pfizer to launch the vaccine in the second half of 2027.

TD Cowen acted as exclusive financial advisor to Valneva on the refinancing transaction. Cooley acted as legal advisor to Valneva. Akin Gump acted as legal advisor to Pharmakon Advisors.

About Pharmakon Advisors
Pharmakon Advisors, LP is a leading investor in non-dilutive debt for the life sciences industry and is the investment manager of the BioPharma Credit funds. Established in 2009, funds managed by Pharmakon Advisors, LP have committed up to $11 billion across 66 investments.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +1 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products, and financial guidance including projected product sales, total revenue and total R&D investments. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.